Insider Trading Policy

INTRODUCTION
This Insider Trading Policy of Enstar Group Limited and its subsidiaries (the “Company” or “we”) sets forth the policies and guidelines that apply with respect to trading in Company securities by Company personnel. Company securities include the Company’s common shares, options to purchase common shares, or any other type of securities that the Company may issue, including (but not limited to) preferred shares, convertible debentures and warrants, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company’s securities.
INDIVIDUAL APPLICATION
This policy applies to all employees, officers and directors of the Company, (“Covered Persons”) and also applies to:
a.    members of a Covered Person’s immediate family with whom such Covered Person shares a household;
b.    persons with whom a Covered Person shares a household;
c.    persons who principally rely on the Covered Person for financial support; and
d.    any person or entity over whom the Covered Person has control or influence with respect to a transaction in securities (i.e., a trustee of a trust, an executor of an estate).
Because the people listed above are covered by this policy, Covered Persons are responsible for their transactions in Company securities and they should not purchase or sell Company securities without clearance from the Covered Person.

GENERAL RULES
Covered Persons must not disclose material non-public information to anyone outside the Company unless they have been properly authorized to do so in advance. Covered Persons may not trade in Company securities when in possession of material non-public information, and Covered Persons must wait two trading days until after the information becomes public through a press release by the Company to do so. Covered Persons must refrain from using material non-public information in any business transaction in a way that disadvantages the Company or gives them an unfair personal advantage over others who do not have the information.
TRADING WINDOWS
Covered Persons may only trade during “open trading windows.” Regular open trading window periods begin two full trading days after the Company’s quarterly or annual financial results are released, and close on the 21st day of the third month of each fiscal quarter. From time to time, the Company may impose a “special trading blackout,” prohibiting trading in Company securities due to the existence of material non-public information. In such instance, the Company will notify all Covered Persons of the special trading blackout, and during such time Covered Persons (i) may not trade in Company securities and (ii) must not disclose to others the fact that a special trading blackout has been imposed.

PRE-CLEARANCE
Even when a trading window is open, “Restricted Persons” may not trade in Company securities without the pre-clearance of the Office of the Corporate Secretary.
Restricted Persons include the Company’s Directors, Executive Officers subject to the filing requirements of Section 16 of the Securities Exchange Act of 1934, members of the Group Executive Team, and any other persons designated by the Office of the Corporate Secretary. Restricted Persons will be notified of their status by the Office of the Corporate Secretary.
OTHER COMPANIES
Covered Persons must not trade in securities of any other company about which they learn material, non-public information in the course of performing their duties for the Company, as long as the information remains non-public.
APPLICABLE INFORMATION
Information is considered “material” if:
a.    a reasonable investor would consider it important in making a decision on whether to buy, sell or hold the security;
b.    a reasonable investor would view the information as significantly altering the total mix of information in the marketplace about the issuer of the security; or
c.    the information could reasonably be expected to have a substantial effect on the price of the security.
Non-public. Information is non-public until it has been “publicly disclosed,” meaning that it is published in such a way as to provide broad, non-exclusionary distribution of the information to the public for a sufficient period of time to be reflected in the price of the related securities. Ordinarily, information about the Company should not be considered public until at least two full trading days have passed following its formal release to the market. Information may still be non-public even though it is widely known within the Company.
Examples. Examples of material, non-public information might include information about upcoming earnings or losses, negotiation of a joint venture, merger or acquisition, significant sale of assets, changes in dividend policies, the declaration of a share split, the offering of additional securities, changes in top management or significant accounting developments. Information may be material whether it is favorable or unfavorable to the Company.
SHORT SALES
Covered Persons are prohibited from short selling Enstar Group Limited shares.
HEDGING/DERIVATIVES
Covered Persons are prohibited from: (1) engaging in any hedging or monetization transactions involving the Company’s securities, such as zero-cost collars and forward sale contracts and (2) trading in derivatives of a Company security, such as exchange-traded put or call options and forward transactions.
PLEDGED SHARES
If a Covered Person pledges Company shares for a loan, as in a margin account, and a sale of those shares is forced, there is no special exemption for that sale from the insider trading laws or this policy. For example, a foreclosure sale that occurs when a Covered Person possess material non-public information would violate the law and this policy.
STANDING ORDERS
Covered Persons should only use standing orders for very limited periods of time, since a standing order placed with a broker to sell or purchase the Company’s shares leaves the Covered Person with no control over the timing of the transaction. A standing order transaction executed by the broker when a Covered Person are aware of material non-public information may violate the law and this policy.
TIPPING
No Covered Person may disclose material, nonpublic information about the Company or any company with which it deals to anyone outside the Company unless authorized to do so. Under applicable securities laws, a Covered Person may be held responsible not only for his/her own insider trading, but also for trading performed by anyone to whom the Covered Person discloses material, nonpublic information.

DISCUSSING OR RECOMMENDING ENSTAR GROUP LIMITED SHARES
Covered Persons must use extreme caution when discussing Enstar Group Limited shares with anyone outside the Company or recommending the purchase, sale or holding of Enstar Group Limited shares. Making recommendations of that type can easily result in accidental disclosure of material, nonpublic information or be viewed as “tipping.”
REGULATION FD (FAIR DISCLOSURE)
No Covered Persons, other than senior officers and the investor relations personnel who regularly communicate with securities market professionals and shareholders, are authorized to communicate information about the Company with securities market professionals or Company shareholders.
PERMITTED TRANSACTIONS
Covered Persons are permitted to complete Permitted Transactions even if the window period is closed. “Permitted Transactions” are:
a.    receipt of share options, restricted shares or other equity awards under a Company equity option plan or the cancellation or forfeiture of options or shares pursuant to a Company equity plan;
b.    election to participate in, cease participation in or purchase securities under a Company employee or director share purchase plan;
c.    vesting of restricted shares and any related share withholding, but not the sale of vested shares (including to satisfy tax liabilities);
d.    exercise of share options issued under the Company’s equity plans where the exercise price is paid in cash or through the Covered Person’s election to have the Company withhold a portion of the shares underlying the options and any portion of the shares to satisfy tax withholding obligations, but not (1) market sales of the underlying shares acquired in the option exercise, (2) broker-assisted cashless exercises or (3) any other market sales for the purpose of generating the cash needed to cover the costs of exercise;
e.    transferring shares to an entity that does not involve a change in the beneficial ownership of the shares, for example, to a trust of which a Covered Person is the sole beneficiary during their lifetime;
f.    bona fide gifts of shares (including charitable donations) that have been pre-cleared, except where the Covered Person anticipates that the recipient will sell the securities immediately upon or shortly after their receipt;
g.    trades pursuant to an approved 10b5-1 trading plan; or
h.    any other transaction designated by the Board of Directors or any board committee or senior management, with reference to this policy, as a Permitted Transaction.
PRE-DISCLOSURE OF UNDISCLOSED MATERIAL, NON-PUBLIC INFORMATION
A Covered Person that is aware of material, non-public information may not enter into any Permitted Transaction unless he/she has disclosed knowledge of such information to the CEO or the CFO. This ensures that the Company is fully aware of any material information before a Covered Person enters into a transaction.
POST-EMPLOYMENT TRANSACTIONS
The portions of this policy relating to trading while in possession of material non-public information and the use or disclosure of that information continue to apply to transactions in the Company’s securities even after a Covered Person’s termination of employment, directorship or association with the Company. If a Covered Person is aware of material non-public information about the Company when his/her employment, directorship or other business relationship with the Company ends, he/she may not trade in the Company’s securities or disclose the material non-public information to anyone else until that information is made public or becomes no longer material.
DATA PRIVACY
The Company may retain disclosures made under this Policy for the purposes of evidencing compliance with this Policy. Such information may be shared with the Company’s regulators, auditors and the SEC if required.
As Amended and Restated by the Board:
6 November, 2024